Pillsbury Winthrop Shaw Pittman, LLP

2475 Hanover Street

Palo Alto, CA 94304

August 30, 2006

Via Facsimile and EDGAR

John Reynolds

Assistant Director

Office of Emerging Growth Companies

Division of Corporate Finance

United States Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C. 20549

Re:	ALCiS Health, Inc.

Form 10SB/A1

Filed June 20, 2006

Form 8-K/A1 dated March 31, 2006

Filed June 20, 2006

File No. 0-51925

Dear Mr. Reynolds:

As counsel to ALCiS Health, Inc., a Delaware corporation (the “Company”), we have reviewed your letter dated July 31, 2006, to Brian Berchtold, Company CEO, and we are providing responses to your comments and supplementary information. We have followed the format of your letter showing your comment and then our response in italics. We have accordingly filed second amendments (the “Amendments”) to the above-referenced Form 8-K and Form 10-SB.

We acknowledge that the Company is responsible for the adequacy of the disclosures in the Filing. We acknowledge that comments of the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) or changes we make to our disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing. We acknowledge that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Note 3 – Notes Payable, page 13

1.	Please explain your basis for presenting the fair value of the warrants as a loss on extinguishment of debt. Explain whether the notes payable were converted and the warrants were issued under the terms of the original agreement. Explain why the notes were converted, given the notes were not convertible unless the Company raised $4 million in an offering. Explain whether the warrants were issued in connection with the terms of the original agreement described in the first paragraph on page 14.

We supplementally advise the Staff as follows:

In anticipation of and pursuant to the terms of its Offering (as defined in the above-referenced filings), which closed effective March 30, 2006, the Company determined to induce conversion of its contingently convertible notes payable. As consideration to the note holders, the Company granted 187,700 warrants to purchase shares of its Series B preferred stock with terms similar to terms that would have been granted had a qualified financing occurred. As additional consideration, the holders received warrants to purchase an additional 187,700 shares of Series B preferred stock at an exercise price of $3.75 per share. Neither the conversion of the notes payable nor the warrants were issued in accordance with the terms of the original note agreement.

Since the conversion of the debt into equity was not in accordance with the original terms of the agreement, the fair value of all securities issued and other consideration given in excess of the fair value of securities issuable under the original agreement was recorded as expense as required by FAS 84, “Induced Conversions of Convertible Debt”.

Note 5 – Equity, page 16

2.	Please disclose the fair value and accounting treatment of warrants discussed, including those issued on March 30, 2006.

In the Amendments, we are amending (a) the audited financial statements for March 31, 2006, to add the following to the end of paragraph 2 of Note 5 in Form 10-SB, (b) the unaudited financial statements for December 31, 2005, in the Form 8-K to add the following as a sixth paragraph of Note 6, and (c) the audited financial statements for March 31, 2005, in the Form 8-K to add following as a tenth paragraph in Note 7 :

The fair value of the warrants granted in the Offering was approximately $874,000 and was calculated using the Black-Scholes option-pricing model. The fair value of the warrants was offset against the proceeds received in the Offering as a direct cost of the Offering, resulting in no net effect on equity.

Note 6 – Commitments and Contingencies, page 20

3.	We note your response to prior comment 13. Please expand your discussion of liquidity and capital resources to discuss the $490,396 in prepaid royalties as of March 31, 2006. Explain why you believe this amount will be recoverable, based in your historical monthly net sales compared with the monthly minimum of $25,000 and relevant terms of the agreement. Disclose the volume of sales and expected timing that would be required to recover the amounts capitalized.

Please see our response to comment 5 below.

4.	We note your response to prior comment 14. Note 6 states the company is required to pay $100,000 by November 15, 2005. Since this milestone has passed, please revise the Note to discuss the payments that have been made and the related accounting treatment. Clarify the amount of prepaid royalties on the balance sheets relating to these payments. If the payments have been capitalized, explain your basis for determining the amounts will be recoverable. Disclose the volume of sales that would be required to recover the amount capitalized.

Please see our response to comment 5 below. In the Amendments, we are also amending the audited financial statements for March 31, 2006, and March 31, 2005, to insert the following items after the 1st sentence of the 3rd paragraph of Note 6 and we are amending the unaudited financial statements for December 31, 2006, to add a new Note 6 as follows:

Form 10SB

During the year ended March 31, 2006, the Company paid the required $250,000, which is recorded as prepaid royalties on the balance sheet at March 31, 2006. Subsequent to year end, the Company and the Manufacturer agreed to make the remaining $150,000 payable in 18 equal payments of $8,333 with the first payment due July 30, 2006.

Form 8-K

1. Financial Statements as of and for the period ended 3/31/2005

The Company timely paid the required $100,000, and the first three $50,000 installments and then the Company and Manufacturer agreed to make the remaining $150,000 payable in 18 equal payments of $8,333 with the first payment due July 30, 2006. Per the agreement with the Manufacturer, these payments are available to offset future royalties when the 8% monthly royalty owed exceeds the minimum monthly payment of $25,000. At that time, the prepaid royalties can be applied to the 8% owed to the Manufacturer and reduce the actual payment to the monthly minimum of $25,000.

2. Financial Statements as of and for the nine-months ended 12/31/2005

Note 5 - Commitments and Contingencies

License and manufacturing agreement

The Company has entered into a license and manufacturing agreement with the patent owner (the “Manufacturer”) of the liposomal delivery system used in ALCiS Daily Relief. The agreement grants the Company an exclusive, world-wide license for the commercialization of the liposomal delivery system for topical analgesic pain relief applications and body soak preparations and a non-exclusive, world-wide license for the commercialization of the liposomal delivery system for similar preparations such as body lotions and soap.

Under the agreement, the Company pays a royalty of the greatest of 8% of monthly net sales or $25,000 per month until an aggregate of $3,000,000 has been paid, after which the royalty decreases to the greater of 4% of net monthly sales or $25,000. After December 31, 2008, the minimum monthly royalty of $25,000 increases to $50,000. Per the agreement with the Manufacturer, these payments are available to offset future royalties when the 8% monthly royalty owed exceeds the minimum monthly payment of $25,000. At that time, the prepaid royalties can be applied to the 8% owed to the Manufacturer and reduce the actual payment to the monthly minimum of $25,000. To the extent that the actual royalties owed of 8% of net monthly sales is less than the minimum monthly payment of $25,000, the difference is characterized as prepaid royalties. At December 31, 2005, there was $340,644 recognized in the balance sheet as prepaid royalties under prepaid expenses and other current assets.

Additionally, the Company is required to pay the Manufacturer a non-refundable, prepaid royalty of $100,000 by November 15, 2005 and $300,000 by June 30, 2006, payable at a rate of $50,000 per month with the first payment due on January 31, 2006. During the nine-months ended December 31, 2005, the Company paid the required $100,000, which is recorded as prepaid royalties on the balance sheet at December 31, 2005. Subsequent to calendar year end, the Company paid the first three installments and then the

Company and the Manufacturer agreed to make the remaining $150,000 payable in 18 equal payments of $8,333 with the first payment due July 30, 2006. Per the agreement with the Manufacturer, these payments are available to offset future royalties when the 8% monthly royalty owed exceeds the minimum monthly payment of $25,000. At that time, the prepaid royalties can be applied to the 8% owed to the Manufacturer and reduce the actual payment to the monthly minimum of $25,000. On April 13, 2006 the licensing and manufacturing agreement was amended to provide for a grant to the Manufacturer of warrants to purchase 560,000 shares of the Company’s common stock. The warrants have an exercise price of $2.00 per share, are exercisable immediately and expire 10 years from the date of issuance. The warrants were granted effective April 15, 2006. The Company will estimate the fair value of the warrants using the Black-Scholes model and record the related expense in the period of issuance.

In general, the agreement terminates upon the expiration of the Manufacturer’s patents used in ALCiS Daily Relief. The Manufacturer is currently the Company’s sole provider of ALCiS Daily Relief.

5.	Please expand the company’s accounting policy disclosures to explain how any amounts are evaluated for impairment.

In the Amendments, we are amending all three sets of financial statements to add the following to Note 2 – Summary of significant accounting policies:

Form 10SB:

Prepaid Royalties

Under the license and manufacturing agreement with the patent owner of the liposomal delivery system used in ALCiS Daily Relief (see Note 6), prepaid royalties consists of the difference between the actual royalties owed and the minimum monthly payment due during those months when the minimum monthly payment exceeds the actual royalties owed. In addition, certain up-front payments are characterized as prepaid royalties. Prepaid royalties are available to offset future royalties during those months when actual royalties owed exceeds the minimum monthly payment due. At that time, the prepaid royalties can be applied to reduce the actual royalties owed to the minimum monthly payment due. The prepaid royalties expire upon the termination of the license and manufacturing agreement.

On a quarterly basis, the Company reviews prepaid royalties to evaluate whether realization of the prepaid royalties is still probable. In its analysis, the Company evaluates the recoverability of the carrying value of prepaid royalties based on (i) current sales levels and trends, (ii) expected future sales levels, and (iii) remaining term of the license and manufacturing agreement. If impairment is indicated, a valuation allowance will be recorded to reduce the carrying value of the prepaid royalties to the amount which the Company believes to be recoverable. Prepaid royalties expected to be realized in the following fiscal year are classified as current assets, with the remaining classified as long-term assets. At March 31, 2006, and March 31, 2005, the Company performed this evaluation and concluded that no impairment exists.

At March 31, 2006 and 2005, there were $490,396 and $83,333, respectively, of prepaid royalties shown on the balance sheet, with no corresponding valuation allowance. Under the current royalty terms, net qualified sales would have to exceed the monthly minimum sales of $312,500 per month by an aggregate of $6,129,950 and $1,041,663 to fully realize the prepaid royalties recorded at March 31, 2006 and 2005, respectively.

Form 8-K:

1. Financial Statements as of and for the nine-months ended 12/31/2005

Prepaid Royalties

Under the license and manufacturing agreement with the patent owner of the liposomal delivery system used in ALCiS Daily Relief (see Note 6), prepaid royalties consists of the difference between the actual royalties owed and the minimum monthly payment due during those months when the minimum monthly payment exceeds the actual royalties owed. In addition, certain up-front payments are characterized as prepaid royalties. Prepaid royalties are available to offset future royalties during those months when actual royalties owed exceeds the minimum monthly payment due. At that time, the prepaid royalties can be applied to reduce the actual royalties owed to the minimum monthly payment due. The prepaid royalties expire upon the termination of the license and manufacturing agreement.

On a quarterly basis, the Company reviews prepaid royalties to evaluate whether realization of the prepaid royalties is still probable. In its analysis, the Company evaluates the recoverability of the carrying value of prepaid royalties based on (i) current sales levels and trends, (ii) expected future sales levels, and (iii) remaining term of the license and manufacturing agreement. If impairment is indicated, a valuation allowance will be recorded to reduce the carrying value of the prepaid royalties to the amount which the Company believes to be recoverable. Prepaid royalties expected to be realized in the following fiscal year are classified as current assets, with the remaining classified as long-term assets. At December 31, 2005, and March 31, 2005, the Company performed this evaluation and concluded that no impairment exists.

At December 31, 2005, and March 31, 2005, there were $340,644 and $83,333, respectively, of prepaid royalties shown on the balance sheet, with no corresponding valuation allowance. Under the current royalty terms, net qualified sales would have to exceed the monthly minimum sales of $312,500 per month by an aggregate of $4,258,050 and $1,041,663 to fully realize the prepaid royalties recorded at December 31, 2005 and March 31, 2005, respectively.

2. Financial Statements as of and for the period ended 3/31/2005

Prepaid Royalties

Under the license and manufacturing agreement with the patent owner of the liposomal delivery system used in ALCiS Daily Relief (see Note 6), prepaid royalties consists of the difference between the actual royalties owed and the minimum monthly payment due during those months when the minimum monthly payment exceeds the actual royalties owed. In addition, certain up-front payments are characterized as prepaid royalties. Prepaid royalties are available to offset future royalties during those months when actual royalties owed exceeds the minimum monthly payment due. At that time, the prepaid royalties can be applied to reduce the actual royalties owed to the minimum monthly payment due. The prepaid royalties expire upon the termination of the license and manufacturing agreement.

On a quarterly basis, the Company reviews prepaid royalties to evaluate whether realization of the prepaid royalties is still probable. In its analysis, the Company evaluates the recoverability of the carrying value of prepaid royalties based on (i) current sales levels and trends, (ii) expected future sales levels, and (iii) remaining term of the license and manufacturing agreement. If impairment is indicated, a valuation allowance will be recorded to reduce the carrying value of the prepaid royalties to the amount which the Company believes to be recoverable. Prepaid royalties expected to be realized in the following fiscal year are classified as current assets, with the remaining classified as long-term assets. At March 31, 2005, the Company performed this evaluation and concluded that no impairment exists.

At March 31, 2005, there was $83,333 of prepaid royalties shown on the balance sheet, with no corresponding valuation allowance. Under the current royalty terms, net qualified sales would have to exceed the monthly minimum sales of $312,500 per month by an aggregate of $1,041,663 to fully realize the prepaid royalties recorded at March 31, 2005.

Please contact me if you should have any further questions or comments about the above responses to your comments or to the above-referenced Form 8-K or Form 10-SB or the first amendments thereto which we filed on June 20, 2006 or the second amendments thereto which we filed on August 30, 2006.

Sincerely,

Stephen M. Wurzburg

cc.	Maureen Bauer, Staff Accountant

Brian Berchtold, CEO, ALCiS Health, Inc.